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                                                                      EXHIBIT 11

COMPUTATION OF NET INCOME PER SHARE
Quaker State Corporation and Subsidiaries

                                                                           1996            1995
- -------------------------------------------------------------------------------------------------
(in thousands except per share data, unaudited)
1.      Net income                                                       $  5,706        $  5,596
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2.      Average number of shares of capital stock outstanding              32,819          31,473

3.      Shares issuable upon exercise of dilutive stock
        options outstanding during the period, based on
        average market prices                                                  77             113

4.      Shares issuable upon exercise of dilutive stock
        options outstanding during the period, based on
        higher of average or period-end market prices                          98             113

5.      Average number of capital and capital equivalent
        shares outstanding (2 + 3)                                         32,896          31,586

6.      Average number of capital shares outstanding,
        assuming full dilution (2 + 4)                                     32,917          31,586

7.      Net income per capital and capital equivalent share
        (1 divided by 5)                                                 $   0.17        $   0.18
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8.      Net income per capital share assuming full dilution
        (1 divided by 6)                                                 $   0.17        $   0.18
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
        The accompanying notes are an integral part of the financial statements.